Exhibit 7

British American Tobacco p.l.c.

(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Yulia Wheaton
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Kingsley Wheaton, Chief Corporate Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£43.90	354

d)	Aggregated information - Aggregated volume - Price	354 £15,540.60
e)	Date of the transaction	2026-06-05
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 8 June 2026